Exhibit 99.2

LPBP MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

September 10th, 2015

The following is management's discussion and analysis (MD&A) of the results of operations for LPBP Inc. (LPBP or the Company and which was previously named Hemosol Inc.) for the three and nine months ended July 31, 2015 and its unaudited financial statements and accompanying notes. This MD&A should be read in conjunction with the audited financial statements for the year ended October 31, 2014.

This MD&A is intended to enable readers to gain an understanding of LPBP’s current results and financial position and provides the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report may contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Overview

Pursuant to a May 2004 plan of arrangement (the Arrangement), the Company entered into an agreement with Nordion Inc. (“Nordion” and which was previously MDS Inc.) which resulted in a reorganization of the Company's business (the Blood Products Business) and Nordion's Ontario clinical laboratories services business (Labs LP). Shareholders, other than Nordion, hold 0.44% of the equity shares and 53.1% of the voting shares of the Company. Nordion, a related party, holds 99.56% of the equity shares and 46.9% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million. As a result of the Partnership Sale, Labs LP was dissolved. Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company. The Company was entitled to the funds held by Nordion to fund its day to day operations including the payment of income taxes as well as dividends. During 2009, the

JULY 31, 2015

LPBP MANAGEMENT'S DISCUSSION AND ANALYSIS

Company received the remaining balance of funds held by Nordion so no amounts were held by Nordion at July 31, 2015.

Management information circular containing further particulars of the Nordion Sale and the Partnership Sale are available at www.sedar.com.

Recent Events

Subsequent to the quarter ended July 31, 2015, the Company issued a notice of a Special Meeting of Shareholders (the “Meeting”) to be held on October 14, 2015. Currently, the Company has no ongoing operations and has paid its final distribution to shareholders. During the third quarter of 2014, the Company received a $250K related party loan from Nordion (Canada) Inc. in order to pay its tax reassessment received from its tax authorities. The loan is interest bearing at 4% per annum effective from July 31, 2014. The interest due at each reporting period is added to the principal amount. On July 28, 2015, an additional amount of $60K was advanced to the Company from the same related party under similar terms and conditions as the original loan. As of July 31, 2015, the Company’s related party loan including both the two principal amounts and accumulated accrued interest was $320K. At this date, the Company does not have sufficient cash on hand to repay the loans and related interest. The Company’s ability to continue as a going concern is dependent on the continued financing provided by the related party.

As such, and in order not to incur further unnecessary expenses of the Company, at the Meeting, shareholders will be asked to consider and, if thought appropriate, to approve, confirm and adopt, with or without variation, a special resolution to voluntarily dissolve the Company. As a consequence of the dissolution of the Company, the loan will be cancelled for no consideration. Based on various provisions under the Income Tax Act (Canada), there will be no tax owing on the cancellation of the debt.

Details regarding the proposed voluntary dissolution and other relevant information will be contained in a management information circular that will be prepared in connection with this Meeting and mailed to Shareholders.

Operations

The Company has no ongoing operations.

Operating Results

The results for the Company were limited to general corporate expenses which were approximately the same as the previous comparative periods.

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LPBP MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

As discussed above in Recent Events, the Company has received two separate loans with similar terms in order to meet financial obligations. The interest due at each reporting period ($3K for the period ended July 31st, 2015) is added to the principal amount. As at July 31, 2015, the Company does not have sufficient cash on hand to service this loan should it come due. The Company’s ability to continue as a going concern is dependent on the continued financing provided by the related party.

As at July 31, 2015 the Company has not entered into any other contractual obligations, which will require future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments

There are no outstanding financial instruments as at July 31, 2015.

Off Balance Sheet Arrangements

The Company has not entered into any off Balance Sheet arrangements as at July 31, 2015

Controls and Procedures

As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Recent Accounting Pronouncements

Management has reviewed recent accounting pronouncements applicable to the current reporting period under International Financial Reporting Standards and noted that there were no impact to the Company’s existing accounting policies and disclosures.

JULY 31, 2015